Exhibit 99.1

PDMR Dealing

London and New York, NY, 18 May, 2022 – OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), a biotechnology company focused on the discovery and development of novel molecules to treat inflammatory dry eye diseases and ocular pain, today announces that it has been notified that Panetta Partners Limited, an entity in which Gabriele Cerrone, the Executive Chairman has a beneficial interest, purchased 25,000 ADSs (each representing 65 ordinary shares of no par value in the market) at a price of US$3.8749 per ADS.

The acquisition increase Mr Cerrone’s beneficial interests in the capital of the Company from 39.52% to 39.64% (however the impact of the announced offering closing on 19 May 2022 (the “Offering”) will reduce this holding to, in aggregate, 38.50% after allowing for; (i) the ordinary shares to be issued in the Offering; and (ii) the 25,000 ADS purchased by Mr Cerrone in the Offering).

1.	Details of PDMR / person closely associated

a)	Name	Gabriele Cerrone

2.	Reason for the notification

a)	Position / status	Chairman

b)	Initial notification /amendment	Initial notification

3.	Details of the issuer

a)	Name	OKYO Pharma Limited

b)	LEI	213800VVN5CB56Y15A05

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument	ADS representing 65 Ordinary Shares of no par value

b)	Identification code of the Financial Instrument	ISIN for OKYO Pharma Limited ADS: US6793451088

c)	Nature of the transaction	Market Purchase

d)	Price(s) and volume(s)	US$3.8749 - 25,000

f)	Date of the transaction	17 May 2022

g)	Place of the transaction	NASDAQ

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer Gabriele Cerrone, Non-Executive Chairman	+44 (0)20 7495 2379

Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173

RedChip Companies Inc. (Investor Relations)	Dave Gentry	dave@redchip.com +1 407-491-4498

Notes for Editors:

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences and biotechnology company admitted to listing on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain.

About OK-101

OK-101 is a lipidated chemerin peptide antagonist of the ChemR23 G-protein coupled receptor which is typically found on immunological cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) Technology to produce a novel long-acting drug candidate for treating DED. OK-101 has been shown to produce anti-inflammatory activity in mouse models of DED and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.

About Dry Eye Disease (DED)

Dry eye is a multifactorial disease that results in ocular discomfort and tear film instability that can lead to ocular surface damage. It is often a chronic problem, particularly in older adults, and is expected to become even more prevalent with the aging population and increased use of digital screens such as computers and smart phones. Despite new product approvals, dry eye disease (DED) remains a significant unmet medical need and is one of the leading causes for patient visits to eye care specialists. Novel therapies that improve the signs and symptoms of dry eye disease will be beneficial to dry eye patients.

For further information, please visit the Company’s website at www.okyopharma.com.